EXHIBIT 12.01

El Paso Electric Company
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings from Continuing
Operations (a)	$150,080	$116,813	$132,516	$132,238	$137,825
Fixed Charges (b)
Interest charges	72,847	67,164	60,278	59,066	55,822
Interest portion of rent expense	607	857	829	823	939
Total Fixed Charges	73,454	68,021	61,107	59,889	56,761
Capitalized Interest	(16,996)	(22,544)	(28,122)	(21,362)	(20,312)
Earnings (c)	$206,538	$162,290	$165,501	$170,765	$174,274
Ratio of Earnings to Fixed Charges	2.8	2.4	2.7	2.9	3.1
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b) Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c) Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.